EXHIBIT 21.1
LIST OF SUBSIDIARIES
A)	Westernbank Puerto Rico — an insured non-member commercial bank organized and existing under the laws of the Commonwealth of Puerto Rico.

Subsidiaries of Westernbank Puerto Rico:
1.	Westernbank World Plaza, Inc. — incorporated under the laws of the Commonwealth of Puerto Rico, for the purpose of owning, developing, managing and operating a 23-story office building, including its related parking facility, located in Hato Rey, Puerto Rico.

2.	SRG Net, Inc. — incorporated under the laws of the Commonwealth of Puerto Rico, for the operation of an electronic funds transfer network.

3.	W International Corp. (Inactive) — an International banking entity incorporated under the laws of the Commonwealth of Puerto Rico, to carry commercial banking and related services, and treasury and investment activities outside of Puerto Rico.

4.	Westernbank Financial Center Corp. — incorporated under the provision of Section 607.0501 of the Florida Business Corporation Act of the State of Florida, to carry commercial lending and related services and activities in the United States of America. The corporation commenced its operations in February 2007, was largely inactive, and was closed during the third quarter of 2008.
B)	Westernbank Insurance Corp. — a registered insurance agency organized and existing under the laws of the Commonwealth of Puerto Rico. On May 19, 2008, the Company transferred 100% of its ownership in Westernbank Insurance Corp to Westernbank Puerto Rico.

C)	Westernbank Securities, Inc. (Inactive) — a registered securities broker-dealer incorporated under the laws of the Commonwealth of Puerto Rico.